EXHIBIT 13

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-Q

    (Mark One)

    [X]          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

    For the quarterly period ended September 30, 1994
    -----------------------------------------------------------------------
                                       OR

    [ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR
                   15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from                    to
                                   ------------------    ------------------
    Commission file number               0-17050
                          -------------------------------------------------
                            BANCORP NEW JERSEY, INC.
    -----------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

    DELAWARE                                     22-2875324
    -----------------------------------------------------------------------
    (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                  Identification No.)

    10 WEST HIGH STREET, SOMERVILLE, NEW JERSEY            08876
    -----------------------------------------------------------------------
    (Address of principal executive offices)            (Zip Code)

    Registrant's telephone number, including area code   (908) 722-0600
                                                       -------------------
                             NONE
    -----------------------------------------------------------------------
    Former name, former address and former fiscal year, if changed since last report.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes [X]  No [ ]

          Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

        Class                             Outstanding at October 31, 1994
        -----                             ---------------------------------
    Common Stock                                          2,062,520 shares

                 Page 1 of 15 pages, exhibit index on page 13

                                   FORM 10 Q

                               TABLE OF CONTENTS

                                                                  Page
    PART I FINANCIAL INFORMATION                                  ----
    ----------------------------
    Item 1.    Consolidated Statements of Condition as of
               September 30, 1994 and December 31, 1993.            3

               Consolidated Statements of Income for the
               three and nine months ended September 30,
               1994 and 1993.                                       4

               Consolidated Statements of Changes in
               Stockholders' Equity for the nine months
               ended September 30, 1994 and 1993.                   5

               Consolidated Statements of Cash Flows for
               the nine months ended September 30, 1994
               and 1993.                                            6

               Notes to Consolidated Financial Statements
               for the nine months ended September 30, 1994.        7

    Item 2.    Management's Discussion and Analysis of
               Financial Condition and Results of Operations.     8-12

    PART II OTHER INFORMATION
    -------------------------
    Item 1.    Legal Proceedings.                                  12

    Item 2.    Changes in Securities.                              12

    Item 3.    Defaults Upon Senior Securities.                    12

    Item 4.    Submission of Matters to a Vote of
               Security Holders.                                   13

    Item 5.    Other Information.                                  13

    Item 6.    Exhibits and Reports on Form 8-K.                   13

    Item 6(a). Exhibits.                                           15

    SIGNATURES                                                     14

                     BANCORP NEW JERSEY, INC AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION
                                  (Unaudited)


                                                                      September 30,   December 31,
(dollars in thousands)                                                     1994          1993
- ----------------------------------------------------------------      -------------   -------------
                                     ASSETS

Cash and due from banks .........................................      $  11,691       $   7,935
Federal funds sold ..............................................          4,650           7,650
Short-term securities purchased under agreements to resell ......          4,144          27,556
Investment securities:
  Investment securities available for sale ......................         25,638            --
  Mortgage-backed securities held to maturity, estimated market value of $105,872 at September 30, 1994, and $110,656
    at December 31, 1993 ........................................        108,373         108,164
  Investment securities held to maturity, estimated market
    value of $31,233 at September 30, 1994, and $53,528 at
    December 31, 1993 ..........................................          32,918          53,103
                                                                       ---------       ---------
    Total investment securities .................................        166,929         161,267
                                                                       ---------       ---------

Loans ...........................................................        276,966         260,585
  Less:
    Deferred loan fees ..........................................            631             695
    Allowance for loan losses ...................................          4,608           4,564
                                                                       ---------       ---------
    Net loans ...................................................        271,727         255,326
                                                                       ---------       ---------

Premises and equipment, net .....................................          4,042           3,985
Accrued interest receivable .....................................          3,347           3,339
Other real estate owned, net ....................................          1,051           1,082
Other assets ....................................................          3,753           3,260
                                                                       ---------       ---------
    Total assets ................................................      $ 471,334       $ 471,400
                                                                       =========       =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (including mortgage escrow deposits) .................      $ 415,644       $ 422,189
  Securities sold under agreement to repurchase .................          5,000            --
  Other liabilities .............................................          1,118           1,024
  Employee Stock Ownership and Savings Plan ("ESOSP") debt ......             26             349
                                                                       ---------       ---------
    Total liabilities ...........................................        421,788         423,562
                                                                       ---------       ---------

Stockholders' equity:
  Common stock, $.01 par value
    8,000,000 shares authorized, 2,685,820 shares issued ........             27              27
  Preferred stock, $.01 par value 2,000,000 shares authorized
    none issued or outstanding ..................................           --              --
Additional paid in capital ......................................         28,086          28,086
Retained earnings ...............................................         28,778          26,862
Net unrealized loss on investment securities
  available for sale (net of tax) ...............................           (246)           --
                                                                       ---------       ---------
                                                                          56,645          54,975
Less: Common stock acquired by ESOSP ............................             26             349
      Cost of common stock in treasury;
        623,300 shares at September 30, 1994 and
        609,300 shares at December 31, 1993 .....................          7,073           6,788
                                                                       ---------       ---------
    Total stockholders' equity ..................................         49,546          47,838
                                                                       ---------       ---------

    Total liabilities and stockholders' equity ..................      $ 471,334       $ 471,400
                                                                       =========       =========


          See accompanying notes to consolidated financial statements

                   BANCORP NEW JERSEY, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)


                                                              Three Months Ended           Nine Months Ended
                                                                September 30,                September 30,
                                                            ----------------------        ----------------------
(dollars in thousands, except per share data)                1994            1993           1994          1993
- ------------------------------------------------------      -------        -------        --------      ---------
Interest income:
  Interest on loans ...................................     $ 5,176        $ 4,951        $ 14,778       $ 14,775
  Interest on investment securities:
    Mortgage-backed securities ........................       1,785          2,140           5,317          7,104
    U.S. Government agencies
      and other securities ............................         763            644           2,213          1,902
    Exempt from Federal taxes .........................          15             16              45             48
  Interest on Federal funds and securities
    purchased under agreements to resell ..............          88            224             553            600
                                                            -------        -------        --------       --------
       Total interest income ..........................       7,827          7,975          22,906         24,429

Interest expense:
  Interest on deposit accounts ........................       3,025          3,320           9,007         10,520
  Interest on other borrowed funds ....................          18              9              29             28
                                                            -------        -------        --------       --------
       Total interest expense .........................       3,043          3,329           9,036         10,548
                                                            -------        -------        --------       --------
       Net interest income ............................       4,784          4,646          13,870         13,881
Provision for loan losses .............................         200            450             600          1,350
                                                            -------        -------        --------       --------
  Net interest income after
    provision for loan losses .........................       4,584          4,196          13,270         12,531

Other income:
  Service charges and other income ....................         314            318             928          1,028
  Gain on the call of investment securities ...........        --             --              --               10
  Gain on the sales of loans ..........................           7             47              32            160
  Gain (loss) on the sale of other real estate owned...           6            (37)             28           (118)
                                                            -------        -------        --------       --------
       Total other income .............................         327            328             988          1,080

Other expenses:
  Salaries and employee benefits ......................       1,388          1,451           4,241          4,345
  Occupancy and equipment expense .....................         481            445           1,486          1,304
  Other operating expense .............................       1,148          1,099           3,556          3,443
                                                            -------        -------        --------       --------
       Total other expense ............................       3,017          2,995           9,283          9,092
                                                            -------        -------        --------       --------
  Income before income tax expense ....................       1,894          1,529           4,975          4,519
Income tax expense ....................................         692            516           1,822          1,623
                                                            -------        -------        --------       --------
       Net income before cumulative
         effect of accounting change ..................       1,202          1,013           3,153          2,896
Cumulative effect of accounting change ................        --             --              --            1,150
                                                            -------        -------        --------       --------
       Net income .....................................     $ 1,202        $ 1,013        $  3,153       $  4,046
                                                            =======        =======        ========       ========
Net income per common share before
  cumulative effect of accounting change ..............       $0.54          $0.46           $1.42          $1.31
                                                               ====           ====           =====          =====
Net income per common share after
  cumulative effect of accounting change ..............       $0.54          $0.46           $1.42          $1.83
                                                               ====           ====           =====          =====

Weighted average common shares outstanding ............   2,249,924      2,220,199       2,223,333      2,209,110
                                                          =========      =========       =========      =========



          See accompanying notes to consolidated financial statements

                   Bancorp New Jersey, Inc. and Subsidiary
           Consolidated Statements of Changes in Stockholders' Equity
                 Nine Months Ended September 30, 1994 and 1993
                                  (Unaudited)


                                                                                                            Net
                                                                                                         Unrealized
                                                                                              Common    Gains (Losses)
                                                      Additional                               Stock    on Securities
(dollars in thousands,                       Common    Paid in    Retained     Treasury      Acquired     Available
except per share data)                       Stock     Capital    Earnings       Stock       by ESOSP      for Sale      Total
- ---------------------------------------    ---------  ----------  ----------   ---------    ----------    ------------  --------

Balance December 31, 1992 .............    $     27    $ 28,060    $ 23,248     ($ 6,528)    ($   677)        --       $ 44,130

Net income ............................        --          --         4,046         --           --           --          4,046

Dividends paid, $0.45 per share .......        --          --          (939)        --           --           --           (939)

Treasury stock acquired - 20,000 shares        --          --          --           (377)        --           --           (377)

Exercise of stock options .............        --            24        --            100         --           --            124

Payments applied to ESOSP debt ........        --          --          --           --            288         --            288
                                           --------    --------    --------     --------     --------     --------     --------

Balance September 30, 1993 ............    $     27    $ 28,084    $ 26,355     ($ 6,805)    ($   389)        --       $ 47,272
                                           ========    ========    ========     ========     ========     ========     ========

Balance December 31, 1993 .............    $     27    $ 28,086    $ 26,862     ($ 6,788)    ($   349)        --       $ 47,838

Cumulative effect of change in
  accounting principle ................        --          --          --           --           --            197          197

Net income ............................        --          --         3,153         --           --           --          3,153

Dividends paid, $0.60 per share .......        --          --        (1,237)        --           --           --         (1,237)

Treasury stock acquired - 14,000 shares        --          --          --           (285)        --           --           (285)

Change in the net unrealized gain
  (loss) on investment securities
  available for sale (net of tax) .....        --          --          --           --           --           (443)        (443)

Payments applied to ESOSP debt ........        --          --          --           --            323         --            323
                                           --------    --------    --------     --------     --------     --------     --------

Balance September 30, 1994 ............    $     27    $ 28,086    $ 28,778     ($ 7,073)    ($    26)    ($   246)    $ 49,546
                                           ========    ========    ========     ========     ========     ========     ========


          See accompanying notes to consolidated financial statements

                    BANCORP NEW JERSEY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Nine Months Ended September 30, 1994 and 1993
                                  (Unaudited)


(dollars in thousands)                                                                  1994         1993
- -----------------------------------------------------------------------------------    -------     --------
Operating activities:

  Net income .......................................................................   $  3,153    $  4,046
  Depreciation .....................................................................        631         617
  Amortization of intangibles ......................................................        154         244
  Contributions to ESOSP for repayment of debt .....................................        221         209
  Net premium amortization and (discount) accretion ................................         45          69
  Provision for loan losses ........................................................        600       1,350
  Increase in deferred income taxes ................................................        (83)     (1,489)
  Loans originated for sale ........................................................     (3,577)    (15,606)
  Proceeds from the sale of loans ..................................................      5,456      15,670
  Gains on sale of loans ...........................................................        (32)       (160)
  Gains on call of investment securities ...........................................       --           (10)
  (Gains) losses on the sale of other real estate owned ............................        (28)        118
  Decrease in deferred loan fees ...................................................        (64)        (96)
  Recoveries of loans previously charged off .......................................         57          22
  (Increase) decrease in interest receivable .......................................         (8)        341
  Increase (decrease) in interest payable ..........................................         35         (55)
  Increase in other assets .........................................................       (426)     (1,055)
  Increase (decrease) in other liabilities .........................................         59        (397)
                                                                                       --------    --------
    Net cash provided by operating activities ......................................      6,193       3,818
                                                                                       --------    --------
Investing activities:

  Proceeds from the maturity and call of investment securities held to maturity ....      3,000      11,129
  Proceeds from the maturity of investment securties available for sale ............      8,010        --
  Principal reductions of mortgaged-backed securities ..............................     26,781      35,517
  Purchases of mortgage-backed and investment securities held to maturity ..........    (40,920)    (22,984)
  Purchases of investment securities available for sale ............................     (2,962)       --
  Loan originations and purchases, net of loan repayments .........................     (19,266)    (18,284)
  Proceeds from the sale of other real estate owned ................................        484         507
  Purchases of premises and equipment ..............................................       (688)       (317)
                                                                                       --------    --------
    Net cash provided (used) by investing activities ...............................    (25,561)      5,568
                                                                                       --------    --------

Financing activities:

  Net increase in demand, money market, savings account and escrow deposits ........    (17,519)     11,593
  Net decrease in certificates of deposit ..........................................     10,974     (18,472)
  Net increase in securities sold under agreement to repurchase ....................      5,000        --
  Repayment of ESOSP debt ..........................................................       (323)       (288)
  Cash dividends, net of amounts applied to ESOSP debt ............................      (1,135)       (860)
  Exercise of stock options ........................................................       --           124
  Purchase of treasury stock .......................................................       (285)       (377)
                                                                                       --------    --------
     Net cash used by financing activities .........................................     (3,288)     (8,280)
                                                                                       --------    --------

     Increase (decrease) in cash and cash equivalents ..............................    (22,656)      1,106
Cash and cash equivalents at beginning of period ...................................     43,141      35,885
                                                                                       --------    --------

Cash and cash equivalents at end of period .........................................   $ 20,485    $ 36,991
                                                                                       ========    ========

Supplemental disclosures of cash flow information:
  Interest paid on deposits and other borrowed money ...............................   $  9,001    $ 10,603
  Income taxes paid ................................................................      1,578       2,234
Noncash investing activities:
  Investment securities transferred to investment securities available for sale ....     31,098        --
  Transfer of loans to other real estate owned .....................................        425         722



          See accompanying notes to consolidated financial statements

                BANCORP NEW JERSEY, INC. AND SUBSIDIARY

               Notes to Consolidated Financial Statements

                  Nine months ended September 30, 1994

                              (Unaudited)


Note 1.  General
         -------
     In the opinion of management the accompanying consolidated financial statements include all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Bancorp New Jersey, Inc. (the "Corporation") at September 30, 1994 and December 31, 1993 and the results of operations for the three and nine months ended September 30, 1994 and 1993. Results of operations for the interim periods are not necessarily indicative of results that may be expected for an entire year.

     The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly owned subsidiary, New Jersey Savings Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated from the accompanying financial statements.

     The financial statements as of September 30, 1994 should be read in conjunction with the 1993 Annual Report to shareholders of Bancorp New Jersey, Inc.

Note 2.  Allowance for Loan Losses
         -------------------------
     The activity in the allowance for loan losses for the nine months ended September 30 is as follows:
                                           1994            1993
                                        ----------      ----------
Balance at beginning of period         $4,564,000      $3,706,000
Provision charged to operations           600,000       1,350,000
Recoveries                                 57,000          26,000
Loans charged off                        (613,000)       (743,000)
                                        ----------      ----------
Balance at end of period               $4,608,000      $4,339,000
                                        ==========      ==========
Net charge offs as a % of
   average loans....................         0.24%          0.30%

Allowance for loan losses
   as a % of:
     Loans at period-end............         1.66           1.67
     Non-performing loans...........        75.23          44.39
     Non-performing assets..........        64.21          38.37

                BANCORP NEW JERSEY, INC. AND SUBSIDIARY

                Management's Discussion and Analysis of
              Financial Condition and Results of Operations


Financial Condition
- -------------------
     For the nine months ended September 30, 1994, total assets decreased $66,000, or 0.01%, to $471.3 million.

     The investment portfolio, including Federal funds sold and repurchase agreements ("short-term funds"), decreased $20.8 million, or 10.59%, from $196.5 million at December 31, 1993 to $175.7 at September 30, 1994. Exclusive of short-term funds, the long term portion of the portfolio increased $5.6 million, or 3.47%, net of maturities on investment securities and amortization of mortgage-backed securities.

     During the nine month period ended September 30, 1994, total loans increased $16.4 million, or 6.29%, to $277.0 million. Loan originations and purchases totaled $72.1 million for the nine month period ended September 30, 1994. Prepayments, loan sales, transfers to other real estate owned and charge-offs, aggregating $55.7 million, partially offset the originations and purchases for the nine month period ended September 30, 1994.

     Deposits decreased for the nine month period ended September 30, 1994 by $6.5 million, or 1.54%. The decrease mainly consisted of outflows from short-term savings and money market deposits due to a shift upward in long-term rates. During the three month period ending September 30, 1994 deposits decreased from $415.7 million to $415.6 million. Disintermediation into higher yielding certificates of deposit could occur in a rising rate environment.

     As a part of its asset/liability management strategy, the Bank occasionally enters into securities sold under agreement to repurchase. As of September 30, 1994, the Bank had $5.0 million in such agreements, maturing October 14, 1994.

     The outstanding loan to the New Jersey Savings Bank Employee Stock Ownership and Savings Plan Trust at December 31, 1993 was $349,000. Employer contributions and dividends paid under the plan reduced the balance by $323,000 from December 31, 1993 to $26,000 at September 30, 1994.

     Non-Performing Assets. It is the general policy of the Bank to discontinue accruing interest on loans that are, contractually, more than 90 days delinquent. At September 30, 1994, non-performing assets, which include non-accrual loans, restructured troubled debt and other real estate owned, totaled $7.2 million, representing a decrease of $1.0 million, or 12.20%, since December 31, 1993. In most instances, the Bank has instituted, or is continuing, foreclosure action.

     The following table provides detail of the Bank's non-performing assets at:
                           September 30, 1994   December 31, 1993
                           ------------------   -----------------
                            Number    Amount     Number    Amount
                           --------  --------   --------  --------
                                        (in thousands)
First and second mortgages
  on residential properties   21      $1,447       32     $2,634

Construction and land
  development loans            2         457        3      2,422

Commercial real estate         5       2,406        4      2,044

Commercial loans               1          23        2         30

Consumer loans                 4          10        3          5

Restructured troubled debt     1       1,782        -         -

Other real estate owned
  (in-substance foreclosure)   7         697        4        629

Other real estate owned
  (acquired by foreclosure)    2         354        4        453
                            ------- ---------   ------- ---------
                              43      $7,176       52     $8,217
                                    =========           =========
% of total loans and other
  real estate owned                     2.58%               3.14%

% of total assets                       1.52%               1.74%

     Currently, the Bank is attempting to find buyers for the properties acquired through foreclosure and is continuing its foreclosure actions for the properties classified as in-substance foreclosures.

     The Bank has no significant outstanding commitments to advance additional funds on non-performing loans. At September 30, 1994, there were no loans, other than those included in the table of non-performing assets, which cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

     Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged as an expense. Loan amounts are charged against the allowance for loan losses when management believes the collectibility of the full amount of the principal is unlikely.

     While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on an analysis of the various components of the Bank's loan portfolio, the relative risk of each component, the financial condition of individual borrowers and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based upon their judgements about information available to them at the time of their examination.

Liquidity and Capital Resources
- -------------------------------
     Bancorp's principal activities are those of the Bank. The Bank's cash flow, which resulted in a net use of cash of $22.7 million for the nine months ended September 30, 1994, is comprised of cash flow from operating activities, cash flow from investing activities, and cash flow from financing activities. Lending and investment activities primarily are funded by loan amortization and prepayments, sales of loans into the secondary market, maturities and amortization of the Bank's investment and mortgage-backed securities and funds provided by operations. Cash provided by operations was $6.2 million for the nine month period ended September 30, 1994, compared to $3.8 million for the same period in 1993. This was primarily due to an additional $1.9 million in loan sales for the nine months ended September 30, 1994.
The cash provided by operations was utilized in the net purchases of mortgage-backed and investment securities of $6.1 million during the nine month period ended September 30, 1994. In addition, loan originations and purchases exceeded repayments by $19.3 million for the nine month period ended September 30, 1994, which produced the growth in the loan portfolio. Net cash used by financing activities was $3.3 million for the nine month period ended September 30, 1994, compared to $8.3 million for the same period in 1993. In both periods, funding the net outflow of deposits was the significant use of funds. The Bank utilized $5.0 million in securities sold under agreement to repurchase as an additional source of funding this quarter. The Bank maintains a level of liquidity to provide funds to meet loan demands and any possible outflow of deposits. An adequate liquidity level permits the Bank to adapt to changes in interest rate conditions. At September 30, 1994, cash, short-term funds, and investment securities available for sale totaled $46.1 million, or 10.96% of deposits and other borrowings.

     In December 1989, Bancorp announced a stock repurchase program and expanded the program in June and December of 1992. Under the terms of the program, a total of 700,000 shares of common stock or 26% of the shares outstanding could be repurchased over a five year period. Since the inception of the program, Bancorp has repurchased 634,000, or 90.6%, of shares authorized under the program.

     At September 30, 1994, Bancorp's and the Bank's risk-based and leverage capital ratios were:

                            Leverage           Risk-based
                           ----------     --------------------
                             Tier 1        Tier 1       Total
   -----------------------------------------------------------
    Bancorp                  10.45%        21.23%       22.49%
    Bank                     10.22%        20.77%       22.03%
    Minimum requirement       3.00%         4.00%        8.00%

    Operations
    ----------
     Net income for the three and nine month periods ended September 30, 1994, exclusive of the cumulative effect of accounting change, increased $189,000, or 18.66%, and $257,000, or 8.87%, respectively, compared to the same periods in 1993.

     Net interest income, the spread between the average yield earned on loans and investments and the average rate paid on deposits, is the primary source of the Bank's earnings. Net interest income for the three and nine month periods ended September 30, 1994 was $4.8 million and $13.9 million, respectively, which represents an increase of $138,000, or 2.97%, for the comparative three month period ended September 30, 1994 and 1993 and a decrease of $11,000, or 0.08%, for the comparative nine month period ended September 30, 1994 and 1993. Overall, the net yield on average interest earning assets increased from 4.10% for the nine month period ended September 30, 1993 to 4.15% for the nine month period ended September 30, 1994. However, the general rise in interest rates will affect the net interest margin in future periods.

     Total interest income for the three and nine month periods ended September 30, 1994 was $7.8 million and $22.9 million, respectively, which represents a decrease of $148,000, or 1.86%, and $1.5 million, or 6.15%, compared to the same periods in 1993. Interest income for the loan portfolio increased $225,000, or 4.54%, and $3,000, or 0.02%, for the comparative three and nine month periods ended September 30, 1994 and 1993. The average loan balance increased $12.3 million, or 4.92%, for the three month period ended September 30, 1994 compared to the three month period ended September 30, 1993, which was the prime factor in the increase. Interest income on Bank investments and short-term funds ("investment portfolio") decreased $373,000, or 12.33%, and $1.5 million, or 15.46%, for the comparative three and nine month periods ended September 30, 1994 and 1993. This decrease was primarily due to decreases in rates and the average balance of the investment portfolio for the nine months of 1994 compared to 1993. In addition, average interest earning assets totaled $445.4 million compared to $451.7 million for the nine month period ended September 30, 1994, a decrease of $6.3 million, or 1.39%.

     Interest expense on deposits and other borrowed funds decreased $286,000, or 8.59%, and $1.5 million, or 14.29%, for the three and nine month periods ended September 30, 1994, compared to the same periods in

1993. This was due to a $7.4 million, or 1.87%, decrease of the average balance of interest bearing liabilities, to $388.0 million, for the nine month period ended September 30, 1994 compared to the same period in 1993. Bancorp's cost of funds decreased 45 basis points to 3.11% for the nine months ended September 30, 1994, compared to the similar period in 1993.

     Provision for loan losses. The Bank maintains general loss reserves as a percentage of the mortgage, commercial and consumer loan portfolios. The provision for loan losses was $600,000 for the nine months ended September 30, 1994 compared to $1,350,000 for the nine months ended September 30, 1993. See "Management Discussion and Analysis-Allowance for Loan Losses" for further discussion.


     Other income. Total other income decreased by $92,000, or 8.52%, for the nine months ended September 30, 1994, compared to the same period in 1993. Primarily, gains on the sale of loans decreased by $128,000 for the nine month period ended September 30, 1994, due to the decreased volume of loans sold to the secondary market, compared to the same period in 1993.

     Other expenses. Other expenses increased $191,000, or 2.10%, for the nine month period ended September 30, 1994, as compared to the similar period in 1993. Legal and professional fees increased $170,000, primarily due to foreclosure and legal expenses associated with non-performing assets and fees paid to outside consultants to enhance operating procedures. Advertising expenses also increased by $36,000, due to expanded marketing programs with an emphasis on lending products. In addition, the increase reflects the effect of a decrease of $91,000 in rental income due to the expiration of a lease for a portion of the branch locations. Offsetting these increases was a decrease in correspondent service fees of $76,000 due to the addition of a new statement rendering system installed in the first quarter of 1994. In addition, salary and benefits decreased by $104,000 through the nine month period ended September 30, 1994 compared to the same period in 1993.

     The Bank's combined 1994 Federal and state income tax rate was 34%, remaining unchanged from 1993.

                      PART II - OTHER INFORMATION

Item 1.   Legal Proceedings.
               Not Applicable

Item 2.   Changes in Securities.
               Not Applicable

Item 3.   Defaults Upon Senior Securities.
               Not Applicable

Item 4.   Submission of Matters to a Vote of Security Holders.
               Not Applicable

Item 5.   Other Information.
               Not Applicable

Item 6.   Exhibits and Reports on Form 8-K

          (a) Exhibits
              (11) Statement re:
                   Computation of Per
                       Share Earnings                Page 15

          (b) Reports on Form 8-K
              None

SIGNATURES
- ----------




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                   Bancorp New Jersey, Inc.
                                   -------------------------
                                         Registrant






Date: November 10, 1994           BEATRICE D'AGOSTINO
                                  -------------------------
                                   Beatrice D'Agostino
                                   Chairman, President and Chief
                                   Executive Officer

                                 (Principal Executive Officer)

Date: November 10, 1994           RUSSELL G. MUTER
                                  -------------------------
                                   Russell G. Muter
                                   Executive Vice President
                                   and Treasurer

                                 (Principal Financial and
                                      Accounting Officer)

BANCORP NEW JERSEY, INC.                                     EXHIBIT 1

Statement Re:  Computation of Per Share Earnings


                                                 Three Months Ended
                                                    September 30,
                                              -----------------------
                                                 1994          1993
                                              ---------     ---------
Net Income                                   $1,202,000    $1,013,000

Average Common Shares Outstanding (3)         2,249,924     2,220,199

Net Income Per Common Share                     $  0.54       $  0.46

                                                  Nine Months Ended
                                                    September 30,
                                              -----------------------
                                                 1994          1993
                                              ---------     ---------
Net Income (1)                               $3,153,000    $2,896,000

Net income (2)                                3,153,000     4,046,000

Average Common Shares Outstanding (3)         2,223,333     2,209,110

Net Income Per Common Share (1)                 $  1.42       $  1.31

Net Income Per Common Share (2)                 $  1.42       $  1.83

- -----------------
(1) Before cumulative effect of accounting change.

(2) After cumulative effect of accounting change.

(3) The number of average shares outstanding for the three and nine month periods ended September 30, 1994 include the effect of 623,300 shares of stock held in treasury and 303,075 stock options outstanding. The number of average shares outstanding for the three and nine month periods ended September 30, 1993 include the effect of 610,800 shares of stock held in treasury and 298,575 stock options outstanding.